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                          December 21, 2022

       Howard J. Weisman
       Chief Executive Officer
       PaxMedica, Inc.
       303 South Broadway, Suite 125
       Tarrytown, NY 10591

                                                        Re: PaxMedica, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 19,
2022
                                                            File No. 333-268882

       Dear Howard J. Weisman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Anna Tomczyk, Esq.